Exhibit 99.(a)(1)(c)

EXCHANGE OFFER EMAIL

Attached for your review is a voluntary opportunity to exchange your  fully vested, unexercised stock options with exercise prices equal to or greater than $4.31 per share (the “Offer Price”) for a smaller number of either fully-vested New Shares of stock or fully-vested New Options to purchase stock at the Offer Price for the next four years. In order to make your decision please review the attached documents:

Document One:
Cover Letter; Offer to Exchange, Award Agreement

Document Two:
Your Election Form (on Exhibit A to the Award Agreement)

Document Three:
2004 Sypris Equity Plan

Document Four:
Amended and Restated Prospectus dated June 29, 2007

Document Five
Stock Value Calculator

We have provided the Stock Value Calculator to allow you to evaluate how changing stock prices might effect your election to (i) keep your current options, (ii) elect to exchange your options for new options, or (iii) elect to exchange your options for new shares of common stock.

We will conduct a conference call on April 7th at 2:00 p.m. ET to review the Exchange Program and address any questions you may have about the materials provided. The dial in number for this call is 1-888-346-3950, entry code is 579937#. We urge you to review the material prior to this call.

This 2008 Stock Option Exchange Program will expire on May 12th at 5:00 p.m. ET and requires you to elect one of the choices provided on or before May 1, 2008. If you choose not to elect to tender your eligible stock options you will still need to complete your election form.